Exhibit 99.1

GRUPO TMM COMPANY CONTACT:

Brad Skinner, Senior Vice President Investor Relations 011-525-55-629-8725 or 203-247-2420 (brad.skinner@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:

Kristine Walczak (general investors, analysts and media) (kwalczak@dresnerco.com) 312-726-3600

Marco Provencio

Media Relations, Proa/StructurA

011-525-55-629-8708 and 011-525-55-442- 4948

(mp@proa.structura.com.mx)

GRUPO TMM UPDATES PROGRESS REGARDING VAT AWARD

Mexico City, January 20, 2004) — Grupo TMM, S.A. (NYSE: TMM and BMV: TMM A, or (“the Company”), announced that in compliance with the August 13, 2003 Mexican Federal Tribunal of Fiscal and Administrative Justice (“Fiscal Court”) resolution regarding its subsidiary TFM, S.A. de C.V. (“TFM”) Value Added Tax (“VAT”) lawsuit requesting the reimbursement of the VAT, the Mexican Treasury delivered yesterday to TFM a special VAT certificate for the historical claimed amount of $2,111,111,790.00 pesos. Such certificate can be used by TFM to pay taxes and other fiscal obligations.

Regarding inflation and interest adjustments to the VAT certificate, the Company will provide additional information as soon as it becomes available.

Headquartered in Mexico City, Grupo TMM is a Latin American multimodal transportation company.  Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in TFM, which operates Mexico’s Northeast railway and carries over 40 percent of the country’s rail cargo. Grupo TMM’s web site address is www.grupotmm.com and TFM’s web site is www.tfm.com.mx.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are based on the beliefs of the Company’s management as well as on assumptions made.  Actual results could differ materially from those included in such forward-looking statements.  Readers are cautioned that all forward-looking statements involve risks and uncertainty.  The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company’s investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company’s reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and the ability of the Company to repay, restructure  or refinance its indebtedness.  These risk factors and additional information are included in the Company’s reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.

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